UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Universal Biosensors, Inc.

(Name of Issuer)

Common Stock, par value US$0.0001

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Viburnum Funds Pty Ltd
Attention: David St Quintin
31 Carrington Street

Nedlands, Western Australia, Australia, 6009

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Viburnum Funds Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,272,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,272,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,272,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51% based on 175,811,304 shares outstanding as of December 29, 2016
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. VF High Conviction Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,852,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,852,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,852,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.60% based on 175,811,304 shares outstanding as of December 29, 2016
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. VF Strategic Equites Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,420,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,420,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,420,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% based on 175,811,304 shares outstanding as of December 29, 2016
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Craig E. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,492,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,492,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,492,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64% based on 175,811,304 shares outstanding as of December 29, 2016
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Marshall Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,272,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,272,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,272,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51% based on 175,811,304 shares outstanding as of December 29, 2016
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Anthony Howarth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,272,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,272,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,272,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51% based on 175,811,304 shares outstanding as of December 29, 2016
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Melissa Karlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,272,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,272,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,272,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51% based on 175,811,304 shares outstanding as of December 29, 2016
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Preamble

This Schedule 13D supersedes the Schedule 13G filed on July 20, 2016, by Viburnum, Conviction Fund, Australian Fund, Strategic Fund, Craig E. Coleman, Marshall Allen, Anthony Howarth and Melissa Karlson relating to the Shares of the Issuer (all defined terms as defined below). This Schedule 13D is being filed because the aforementioned filers may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, US$0.0001 par value per share (the “Shares”), of Universal Biosensors, Inc. (the “Issuer”). The Shares are traded as Chess Depository Interests (“CDIs”) on the Australian Stock Exchange. CDIs represent beneficial interests in the common stock held by CHESS Depository Nominees Pty Ltd.

The address of the principal executive offices of the issuer is 1 Corporate Avenue, Rowville, 3178, Victoria, Australia.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Viburnum Funds Pty Ltd, an Australian proprietary limited company (“Viburnum”), VF High Conviction Fund, an Australian unit trust (“Conviction Fund”), VF Strategic Equites Fund (“Strategic Fund”), Craig E. Coleman, Marshall Allen, Anthony Howarth and Melissa Karlson, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Viburnum is an Australian based equity funds manager that manages, among other things, the Strategic Fund and the Conviction Fund. Each of Messrs. Coleman, Allen and Howarth and Ms. Karlson serve as a director of Viburnum. The principal business address of each of the Reporting Persons is c/o Viburnum Funds Pty Ltd, 31 Carrington Street, Nedlands, Australia 6009.

In addition to serving as a director of Viburnum, Mr. Coleman also has served on the board of directors of the Issuer (the “Board”) since June 30, 2016. Mr. Coleman participates in the Issuer’s standard outside director compensation program. Pursuant to this program, each member of the Board who is not an employee of the Issuer receives annual director fees of A$50,000. Mr. Coleman also serves as Chair of the Issuer’s Remuneration and Nomination Committee, for which role he is paid an additional fee of A$10,000 per annum. Statutory superannuation under Australian law is also paid to independent non-executive directors (currently 9.50% of the base fee).

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or find any violation with respect to such laws.

Messrs. Coleman, Allen and Howarth and Ms. Karlson are Australian citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Strategic Fund and Conviction Fund were purchased using investment funds in open market purchases, except as otherwise noted in Appendix A, which is incorporated herein by reference.

The aggregate purchase price of the 17,420,000 Shares owned directly by Strategic Fund is approximately $7,020,000 including brokerage commissions.

The aggregate purchase price of the 9,852,756 Shares owned directly by Conviction Fund is approximately $2,888,000 including brokerage commissions.

On December 2, 2016, VF Australian Equities Fund, an Australian unit trust (“Australian Fund”), which is also managed by Viburnum, sold 154,736 Shares to Conviction Fund for an aggregate sale price of approximately $49,500. After the completion of that transaction Australian Fund no longer directly or beneficially owns any Shares of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions and other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

The Reporting Persons have had communications with the Issuer regarding management of the Issuer as Mr. Coleman has served on the Board since June 30, 2016. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons may from time to time engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, cost structure, management, assets, capitalization, financial condition, strategic plans, and the future of the Issuer.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Strategic Fund beneficially owns 17,420,000 Shares. Conviction Fund beneficially owns 9,852,756 Shares. Viburnum, as the sole manager of the foregoing entities, may be deemed to beneficially own 27,272,756 Shares. As the sole manager of the Strategic Fund and the Conviction Fund (the “Funds”), Viburnum shares voting and dispositive power over, and may be deemed to beneficially own, the Shares held by the Funds. The 27,272,756 Shares owned by the Funds represent approximately 15.51% based on 175,811,304 Shares outstanding as of December 29, 2016.

Each of Craig E. Coleman, Marshall Allen, Anthony Howarth and Melissa Karlson share voting and dispositive power over, and may be deemed to beneficially own all of the 27,272,756 Shares, held by the Funds, due to each of the foregoing individuals serving as a director of Viburnum. Each of Messrs. Coleman, Allen and Howarth and Ms. Karlson disclaims beneficial ownership over the Shares held by the Strategic Fund and Conviction Fund.

In addition to the 27,272,756 Shares held by the Funds, Mr. Coleman may be deemed to beneficially own 220,000 additional Shares as a result of serving as a trustee of the Coleman Super Fund, of which Mr. Coleman is a potential beneficiary. No other Reporting Person may be deemed to beneficially own, or share voting and dispositive power over, the additional shares owned by the Coleman Super Fund.

For a complete list of transactions involving the Shares that were effected during the past sixty days please see Appendix A, which is incorporated herein by reference.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 20, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13G or Schedule 13D with respect to securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Items to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Viburnum Funds Pty Ltd, VF Strategic Equities Fund, VF High Conviction Fund, VF Australian Equites Fund, Craig E. Coleman, Marshall Allen, Anthony Howarth and Melissa Karlson dated July 20, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2017
VIBURNUM FUNDS PTY LTD
By: /s/ David St. Quintin
Name: David St. Quintin
Title: Company Secretary

VF STRATEGIC EQUITES FUND
By: /s/ David St. Quintin
Name: David St. Quintin
Title: Company Secretary of Investment Manager

VF HIGH CONVICTION FUND
By: /s/ David St. Quintin
Name: David St. Quintin
Title: Company Secretary of Investment Manager

By: /s/ Craig E. Coleman
Name: CRAIG E. COLEMAN

By: /s/ Marshall Allen
Name: MARSHALL ALLEN

By: /s/ Anthony Howarth
Name: ANTHONY HOWARTH

By: /s/ Melissa Karlson
Name: MELISSA KARLSON

Appendix A

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON IN THE LAST 60 DAYS

The following table sets forth all transactions with respect to the Common Shares effected during the past 60 days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Reporting Person	Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
Conviction Fund	December 1, 2016	1,807,004	$0.3203
Conviction Fund	December 2, 2016	154,736	$0.3203
Conviction Fund	December 2, 2016	165,000	$0.3211
Conviction Fund	December 5, 2016	112,009	$0.3289
Conviction Fund	December 6, 2016	16,078	$0.3354